SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

XBP Europe Holdings, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

98400V 101

(CUSIP Number)

Howard W. Lutnick

110 East 59th Street

New York, New York 10022

(212) 938-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 12, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98400V 101

1	Names of Reporting Person. CFAC Holdings VIII, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person OO

(1)	Consists of (a) 6,064,404 shares of the Issuer’s common stock, par value $0.0001 per share (“Common Stock”), held by CFAC Holdings VIII, LLC (“CFAC”) and (b) 385,000 shares of Common Stock underlying an equal number of warrants to purchase shares of Common Stock (each, a “Warrant”) held by CFAC which are exercisable within 60 days.

CUSIP No. 98400V 101

1	Names of Reporting Person. Cantor Fitzgerald, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person PN

(1)	Represents securities directly owned by CFAC as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. CF Group Management, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization New York
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person CO

(1)	Represents securities directly owned by CFAC as described above.

CUSIP No. 98400V 101

1	Names of Reporting Person. Howard W. Lutnick
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 6,449,404 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 6,449,404 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,449,404 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 21.1%
14	Type of Reporting Person IN

(1)	Represents securities directly owned by CFAC as described above.

SCHEDULE 13D

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on March 26, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on December 1, 2023 (the “Amended Schedule 13D” and, together with the Original Schedule 13D, the “Prior Schedule 13D”), by CFAC Holdings VIII, LLC, a Delaware limited liability company (“CFAC”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”) relating to their beneficial ownership of shares of common stock, par value $0.0001 per share (“Common Stock”), in XBP Europe Holdings, Inc. (the “Issuer”). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Prior Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 of the Prior Schedule 13D is amended and supplemented as follows:

This Amendment is being filed to report a decrease in the number of shares of Common Stock owned by CFAC due to sales of shares of Common Stock by CFAC and a donation of shares of Common Stock by CFAC.

On December 14, 2023, CFAC sold 100,676 shares of Common Stock directly owned by it (which are Loan Shares) at an average price of approximately $11.43. The shares sold were acquired pursuant to an authorization by the Issuer’s Audit Committee and Board of Directors under Rule 16b-3 of the Securities Exchange Act of 1934, as amended. CFAC undertakes to provide, upon request by the staff of the SEC, full information regarding the number of shares sold at each separate price for all transactions reported on this Amendment.

On March 12, 2024, CFAC made a bona fide gift of 537,500 shares of Common Stock (which are the Placement Shares) on behalf of Cantor to a non-profit organization.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Prior Schedule 13D is amended to read as follows:

(a)-(b) Determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons are as follows.

The percentage of the shares of Common Stock beneficially owned by each Reporting Person is based on 30,166,102 shares of Common Stock issued and outstanding as of February 7, 2024 as reported by the Issuer in its final prospectus filed with the SEC on February 13, 2024.

Amount beneficially owned: See the responses to Row 11 on the cover pages.

Percent of class: See the responses to Row 13 on the cover pages.

Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: See the responses to Row 7 on the cover pages;

(ii)	shared power to vote or direct the vote: See the responses to Row 8 on the cover pages;

(iii)	sole power to dispose or direct the disposition of: See the responses to Row 9 on the cover pages;

(iv)	shared power to dispose or direct the disposition of: See the responses to Row 10 on the cover pages.

CFAC is the record holder of the securities reported herein. CFAC is controlled by its sole member, Cantor. Cantor is controlled by its managing general partner, CFGM. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and therefore controls CFGM. Accordingly, each of Cantor, CFGM and Mr. Lutnick may be deemed to have beneficial ownership of securities reported herein. Each of Cantor, CFGM and Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 of this Amendment, which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 14, 2024	CFAC HOLDINGS VIII, LLC

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: March 14, 2024	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: March 14, 2024	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
	Name:	Howard W. Lutnick
	Title:	Chairman and Chief Executive Officer

Date: March 14, 2024	/s/ Howard W. Lutnick
Howard W. Lutnick